Exhibit 99.1

HOST: Why now, in your view, why is there this moment where everything seems to be coming together about the financing, the maturity of the companies, and obviously, the appetite as we see in the charts for the stock market, for so many companies in this space that we generally, you know, call EVs?

AVINASH RUGOOBUR: I think when you, when you look at what’s happening in the market, there is an understanding right now that the whole car park is going to have to go electric, it is the right way forward, when you look at the price per vehicle, what Arrival is doing is we’re essentially making an electric vehicle at the same price as a diesel vehicle. And when you add that to, you know, substantial benefits on a total cost of ownership, it’s a no brainer for particularly the commercial vehicle segment that we’re focused on, to really shift over to being fully electric.

HOST: Avinash, I’m curious about the commercial segment here, because whenever we talk about EVs, it typically tends to be talked about from the commercial segment, the passenger car segment, I should say, what’s been sort of the delay in getting commercial enterprises a little bit more up to speed on electric vehicles?

AVINASH RUGOOBUR: I think upfront it’s been actually the price point. So, when you’re a fleet operator, and you need to go make, you know, the initial capital purchase, and you’re paying a price premium for turning your next purchase into electric, that’s a barrier. So, what we’re doing at Arrival, as I mentioned earlier, when we produce a vehicle, that’s the same price as a diesel, and you have all that operation cost benefit, you shift over to being electric. And, so, you know, that’s, you know, we’ve got a partnership with UPS, and that’s one of the driving forces for them, looking at an order for us for 10,000 vehicles and an option for 10,000 more. That’s because we’ve managed through our approach, we’ve got over, you know, 1,300 employees, actually an amazing team, we develop, we’re vertically integrated, we develop all the high voltage and low voltage components, we have a unique composite material that will replace a need for metal, we have a microfactory that we are pioneering which are these small microfactories that can be deployed anywhere, lower capex and lower footprint. And that gets us the price point.

HOST: I’m interested, Avinash, about the order value you spoke about, you know, got about $1.2 billion in total order value, got 10,000 vans on order with UPS, options for 10,000 more, what about binding orders are these orders binding have they put money where their mouth is?

AVINASH RUGOOBUR: This is a signed up commercial agreement between UPS and Arrival.

HOST: So, not money?

AVINASH RUGOOBUR: Alright, at this stage, we are in the prototype stage with UPS. So, we’re rolling out prototypes that we are trialing together, not just UPS, we’ve got a range of customers for that. And over the next few years, our first band will hit production in 2022.

HOST: Avinash, you know, when you when you hear people talk about some of these companies, and in particular Tesla, you often hear them described as sort of beyond automakers and they’re software plays, other plays on the data or their platforms, and so forth. And when you talk about and when we talk about companies in those terms, there’s often a sort of winner take all in this aspect to them. Is this a winner take all area? Or can there just be lots and lots of winners in this space, both in terms of vehicle makers and component makers and technology players?

AVINASH RUGOOBUR: When I think when you look at the size of the fleet that’s going to be transformed, you know, you’ve got the big players such as like UPS, hundreds of thousands of vehicles that have to move over to being electric, but you’ve also got a bulk of the actual market actually being small, medium enterprises, and they need to shift over as well. So, there’s huge upside here for you know, Arrival to really penetrate the market. And I think that’s what you’re seeing with all the interest in this space.

HOST: With regards to the road to public markets, the idea of using the SPAC, the blank check companies, to come to market. Is there a general sense here that this creates for your company, I guess, the potential for more value, or is there something else here that I’m missing?

AVINASH RUGOOBUR: Well, when we looked at it, and you know, again, it comes back to what we’re doing with the microfactories. So, these are significantly lower capex. Typically, in industry, you’d be spending billions of dollars to do a factory, we’re spending around $50 million. So, when we looked at what we needed to do over the next few years, and we’ve been around since 2015. So, our technologies mature, we have, as I mentioned earlier we have prototypes already. When we look at the next few years, we’ve got a microfactory in South Carolina, another one in Bicester in the UK. For us, it was about raising the capital and partnering with a really good partner like CIIG to really just do the expansion and rollout and that’s what we are focused on for the next few years.

HOST: So, is it the microfactory that helps you achieve price parity, for example, getting the cost of the battery the cost of the motor down vis-a-vis competition?

AVINASH RUGOOBUR: It does, so I think it comes from multiple different aspects. We actually design our own high voltage and low voltage systems ourselves. A lot of IP around that. The manufacturer has helped us produce the vehicles at lower cost, but they also help us bring local jobs and local paying local taxes all around the world. So, we can actually deploy these microfactories in six months, they’re 20,000 square meters, we can put them anywhere. And I think that’s a real transformation in the way the industry operates. We’ve essentially decentralized the manufacturing process for electric vehicles.

HOST: So, you mentioned your IP, and I think there’s often ambiguity with a lot of these companies in terms of what to own, what’s licensed from elsewhere, we’ve seen controversy about that with, for example, high profile, Nikola. Describe what specifically is yours, proprietary versus what components from other manufacturers?

AVINASH RUGOOBUR: Yeah, so we do all the high voltage and low voltage systems. So, we’ve got the battery module, for example, human machine interfaces, I mean, it’s literally the full list of all of those high voltage level systems. The composite material, which essentially is a fabric that we’re able to produce these panels that are more durable, lighter and more cost efficient than steel and doesn’t require metal stamping or paint shop. The microfactory itself is also our IP. We have a really strong IP portfolio that we developed over the last five years.